Mercedes-Benz Auto Lease Trust 2024-B
Investor Report

Amounts in USD

Dates

Collection Period No.	1	
Collection Period (from... to)	1-Aug-2024	30-Sep-2024
Determination Date	10-Oct-2024	
Record Date	11-Oct-2024	
Payment Date	15-Oct-2024	
Interest Period of the Class A-1, A-2B Notes (from... to)	25-Sep-2024	15-Oct-2024	Actual/360 Days	20
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	25-Sep-2024	15-Oct-2024	30/360 Days	20

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	278,000,000.00	278,000,000.00	179,938,824.78	98,061,175.22	352.738040	0.647262
Class A-2A Notes	184,500,000.00	184,500,000.00	184,500,000.00	0.00	0.000000	1.000000
Class A-2B Notes	280,000,000.00	280,000,000.00	280,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	464,500,000.00	464,500,000.00	464,500,000.00	0.00	0.000000	1.000000
Class A-4 Notes	76,250,000.00	76,250,000.00	76,250,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,283,250,000.00**	**1,283,250,000.00**	**1,185,188,824.78**	**98,061,175.22**		
Overcollateralization	166,747,421.25	166,747,421.25	188,499,664.76			
Total Securitization Value	**1,449,997,421.25**	**1,449,997,421.25**	**1,373,688,489.54**			
present value of lease payments	690,822,957.79	690,822,957.79	630,362,145.60			
present value of Base Residual Value	759,174,463.46	759,174,463.46	743,326,343.94			

	Amount	Percentage
Initial Overcollateralization Amount	166,747,421.25	11.50%
Target Overcollateralization Amount	188,499,664.76	13.00%
Current Overcollateralization Amount	188,499,664.76	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	98,061,175.22	352.738040
Class A-2A Notes	4.570000%	468,425.00	2.538889	468,425.00	2.538889
Class A-2B Notes	5.720120%	889,796.44	3.177844	889,796.44	3.177844
Class A-3 Notes	4.230000%	1,091,575.00	2.350000	1,091,575.00	2.350000
Class A-4 Notes	4.220000%	178,763.89	2.344444	178,763.89	2.344444
Total		**2,628,560.33**		**$100,689,735.55**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,377,497,550.19	1,377,497,550.19	1,301,188,618.48

Available 2024-B Collections

Lease Payments Received	61,679,681.18
Net Sales Proceeds-early terminations (incl Defaulted Leases)	44,869,744.41
Net Sales Proceeds-scheduled terminations	2,121,785.23
Excess wear and tear included in Net Sales Proceeds	4,868.52
Excess mileage included in Net Sales Proceeds	54,374.97
Subtotal	**108,671,210.82**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	76,748.29
Total Available Collections	**108,747,959.11**

Distribution on the Exchange Note

(1) Total Servicing Fee	2,416,662.37
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (4.58%)	3,504,965.99
(3) Exchange Note Principal Distributable Amount	98,061,175.22
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	4,765,155.53
Total Distribution	**108,747,959.11**

Available Funds ABS Notes

Total Exchange Note Payments	101,566,141.21
Reserve Account Draw Amount	0.00
Total Available Funds	**101,566,141.21**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	2,628,560.33
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	98,061,175.22
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	876,405.66
Total Distribution	**101,566,141.21**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	2,416,662.37	2,416,662.37	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,628,560.33	2,628,560.33	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	468,425.00	468,425.00	0.00
thereof on Class A-2B Notes	889,796.44	889,796.44	0.00
thereof on Class A-3 Notes	1,091,575.00	1,091,575.00	0.00
thereof on Class A-4 Notes	178,763.89	178,763.89	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	2,628,560.33	2,628,560.33	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	98,061,175.22	98,061,175.22	0.00
Principal Distribution Amount	98,061,175.22	98,061,175.22	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,624,993.55
Reserve Fund Amount - Beginning Balance	3,624,993.55
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,671.81
minus Net Investment Earnings	2,671.81
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,624,993.55
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,671.81
Net Investment Earnings on the Exchange Note	
Collection Account	74,076.48
Investment Earnings for the Collection Period	76,748.29

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $275M (18%), Class A-2A Notes $184M (12.1%), Class A-2B Notes $280M (18.3%), Class A-3 Notes $464M (30.4%), Class A-4 Notes $76M (5.0%), Certificates $248M (16.3%), Total $1,528M (100.0%*). The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $76,416,976, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,449,997,421.25	29,489
Securitization Value beginning of Collection Period	1,449,997,421.25	29,489
Principal portion of lease payments	35,271,397.53	
Terminations- Early	37,454,824.55	
Terminations- Scheduled	1,651,760.88	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,930,948.75	
Securitization Value end of Collection Period	1,373,688,489.54	28,396

Pool Factor	94.74%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.95%	10.95%
Weighted Average Remaining Term (months)	27.02	26.45
Weighted Average Seasoning (months)	15.14	15.66
Aggregate Base Residual Value	950,319,643.33	918,046,812.83
Cumulative Turn-in Ratio		46.02%
Proportion of base prepayment assumption realized life to date		325.84%
Actual lifetime prepayment speed		1.16%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,369,876,792.60	28,319	99.72%
31-60 Days Delinquent	3,129,095.73	63	0.23%
61-90 Days Delinquent	682,601.21	14	0.05%
91-120 Days Delinquent	0.00	0	0.00%
Total	1,373,688,489.54	28,396	100.00%

Delinquency Trigger		**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value		0.050%
Delinquency Trigger occurred		No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,770,028.43	41	1,770,028.43	41
Liquidation Proceeds	1,926,406.15		1,926,406.15	
Recoveries	0.00		0.00	
Principal Net Credit Loss / (Gain)	(156,377.72)		(156,377.72)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.066)%	
Prior Collection Period	NA	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	(0.066)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.011)%

Average Net Credit Loss / (Gain)   (3,814.09)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	39,267,505.75	1,052	39,267,505.75	1,052
Sales Proceeds and Other Payments Received	45,143,837.23		45,143,837.23	
Residual Loss / (Gain)	(5,876,331.48)		(5,876,331.48)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(2.497)%	
Prior Collection Period	NA	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	(2.497)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.405)%

Average Residual Loss / (Gain)   (5,585.87)